

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2015

Alyson M. Mount
Senior Vice President and Chief Accounting Officer
Entergy Texas, Inc.
Capital Center
919 Congress Avenue, Suite 840
Austin, Texas 78701

> **Re:** **Entergy Gulf States Reconstruction Funding I, LLC**
> **Form 10-K for the year ended December 31, 2013**
> **Filed March 28, 2014**
> **File No. 333-142252-01**
>
> **Entergy Texas Restoration Funding, LLC**
> **Form 10-K for the year ended December 31, 2013**
> **Filed March 28, 2014**
> **File No. 333-161911-01**

Dear Ms. Mount:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Exhibit 33.2

1. In its "Assertion of Compliance with Applicable Servicing Criteria," the Bank of New York Mellon ("BNYM") states that the "Applicable Servicing Criteria" consists of "[a]ll servicing criteria set forth in Item 1122(d), to the extent required by the related transaction agreements as to any transaction, except as set forth in the column titled "Not Applicable To Platform" in Appendix 1 attached hereto." We note that the report of the independent registered public accounting firm filed as Exhibit 34.2 to Form 10-K lists servicing criteria 1122(d)(1)(iii), 1122(d)(1)(iv), 1122(d(4)(vi), 1122(d)(4)(viii), 1122(d)4(x), 1122(d)(4)(xi), 1122(d)(4)(xii), 1122(d)(4)(xiii) and 1122(d)(4)(xiv) as not applicable. Appendix 1 to Exhibit 33.2 does not, however, contain a column titled "Not

Applicable To Platform." Please tell us which of the servicing criteria are not applicable. Please also confirm that such complete disclosure will be provided in future Exchange Act reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3674 with any other questions.

Sincerely,

/s/ Michelle Stasny

Michelle Stasny
Special Counsel